SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 1)*

Rare Element Resources Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

75381M102
(CUSIP Number)

  David I. Roberts
General Atomics Uranium Resources, LLC
3550 General Atomics Court
San Diego, CA 92121-1122
(858) 455-3000
copies to:
Donald G. Kilpatrick, Esq.
Pillsbury Winthrop Shaw Pittman LLP
1540 Broadway
New York, NY 10036-4039
(212) 858-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:  75381M102

1	NAMES OF REPORTING PERSONS
General Atomics Uranium Resources, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% of Common Shares

14	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

Page 2 of 8 Pages

CUSIP No.:  75381M102

1	NAMES OF REPORTING PERSONS
General Atomic Technologies Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% of Common Shares

14	TYPE OF REPORTING PERSON
CO

Page 3 of 8 Pages

CUSIP No.:  75381M102

1	NAMES OF REPORTING PERSONS
Tenaya Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 Common Shares (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0 Common Shares (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Common Shares (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% of Common Shares

14	TYPE OF REPORTING PERSON
CO

Page 4 of 8 Pages

CUSIP No.:  75381M102

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2017 (the “Original 13D”). The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Rare Element Resources Ltd., a British Columbia corporation (the “Issuer”).  The Issuer’s principal executive offices are P.O. Box 271049, Littleton, Colorado 80127.

Unless expressly amended or supplemented by this Amendment, all information previously included in the Original 13D remains in effect.

Item 2.	Identity and Background.

(a)-(c)     The persons filing this Amendment No. 1 are General Atomics Uranium Resources, LLC (“GAUR”), a Delaware limited liability company, General Atomic Technologies Corporation, a Wyoming corporation and parent company of GAUR (“GATC”) and Tenaya Corporation, a Delaware corporation and parent company of GATC (“Tenaya, and together with GAUR and GATC, the “Reporting Persons”).  GAUR is a privately-owned company for holding, developing and marketing energy resources and its principal office and business is located at 3550 General Atomics Court, San Diego, California 92121-1122.  GATC is a privately-owned holding company for diversified businesses in technology and other industries and its principal office and business is located at 3550 General Atomics Court, San Diego, California 92121-1122.  Tenaya is a privately-owned holding company for diversified businesses in technology and other industries and its principal office and business is located at P.O. Box 910304, San Diego, California, 92191-0304.

(d)-(e)     During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          N/A

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is amended and supplemented as follows:

As reported in the Original 13D, pursuant to a term sheet executed by GAUR and the Issuer, the Issuer was obligated to issue 3,125,000 Common Shares of the Issuer (the “Contingency Shares”) to GAUR in the event that an investment agreement was not executed between the Issuer and GAUR or one or more of its affiliates within 90 days.  On October 2, 2017, the Issuer entered into an investment agreement with an affiliate of GAUR (the “Investment Agreement”).  GAUR exercises no control over such affiliate.  Upon execution of the Investment Agreement the Issuer’s obligation to issue the Contingency Shares to GAUR was extinguished.

Item 4.	Purpose of the Transaction.

See Item 3.

Item 5.	Interest in Securities of the Issuer.

Item 5(e) of the Original 13D is amended and restated in its entirety as follows:

Page 5 of 8 Pages

CUSIP No.:  75381M102

(a)-(b)     GAUR  owns and controls 0 Common Shares of the Issuer, representing 0% of the Common Shares of the Issuer outstanding.  Because each of General Atomic Technologies Corporation and Tenaya Corporation may be deemed to control GAUR, each of General Atomic Technologies Corporation and Tenaya Corporation may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Shares beneficially owned by GAUR.

The filing of this Amendment No. 1 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Shares that such Reporting Person may be deemed to beneficially own.

(c)     Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)     Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)     As a result of the transaction described in Item 3 herein, on October 2, 2017, GAUR ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer.  The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

By virtue of the relationships between and among the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement between General Atomics Uranium Resources, LLC, General Atomic Technologies Corporation and Tenaya Corporation.

Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 2017

GENERAL ATOMICS URANIUM RESOURCES, LLC

By:	/s/ David I. Roberts
Name:	David I. Roberts
Title:	CEO and President

GENERAL ATOMIC TECHNOLOGIES CORPORATION

By:	/s/ James N. Blue
Name:	James N. Blue
Title:	Director, Chairman and President

TENAYA CORPORATION

By:	/s/ James N. Blue
Name:	James N. Blue
Title:	Chairman, Director and President